17009612

Washington, D.C. 20549

SEC MAIL PROCESSING
Received

MAY 0 9 2017

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-02474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COBURN & MEREDITH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) CT (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Derway (860) 784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) Michigan (State) 48075 (Zip Code)

RECEIVED
2017 MAY 10 PM 1:52
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO, CFO

Title

Notary Public

PENNY NASIATKA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coburn & Meredith, Inc.
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 2016

Table of Contents

We present the following report as of December 31, 2016:

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Coburn & Meredith, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Coburn & Meredith, Inc. financial statements. Supplemental Information is the responsibility of Coburn & Meredith, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:				
Cash			$	210,673
Receivables:				
Brokers and dealers clearance accounts	$	204,221		
Other - good faith deposit		100,010		
Non-customer registered representatives		32,714		
Total Receivables				336,945
Equipment, net of accumulated depreciation of $98,965				95,600
TOTAL ASSETS			$	643,218

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses	$	351,072		
Employee 401k payable		1,487		
Total Liabilities			$	352,559
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 11,680 shares issued and outstanding	$	584,000		
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding		100,000		
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding		470		
Accumulated Deficit		(393,811)		
Total Stockholders' Equity				290,659
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	643,218

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Securities & selling commissions and investment fees	$ 4,049,504	
Interest income	346,252	
Total Revenues		$ 4,395,756
Operating Expenses:		
Salaries and commissions	3,155,134	
Payroll taxes	129,961	
Property & use taxes	13,632	
General insurance	29,651	
Employee benefits	121,071	
Clearing expense	171,188	
Information expense	162,949	
Computer expenses & related supplies	993	
Rent and utilities	226,898	
Depreciation and amortization	9,137	
Repairs and maintenance	12,575	
Communications	52,916	
Professional fees	65,489	
Licenses, fees and fines	76,540	
Equipment rental	10,084	
Continuing education	2,880	
Office expense	9,513	
Postage	7,404	
Advertising	1,734	
Bad debt	610	
Interest expense	1,900	
Travel, parking, meals and entertainment	28,434	
Total Operating Expenses		4,290,693
Profit Before Provision for State Taxes		105,063
Provision for state taxes		758
Net Profit for the Year		$ 104,305

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH,INC. SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Stock			Ret. Earnings (accumulated Deficit)	Total
	Class A Preferred	Class B Preferred	Common		
Balances – January 1, 2016	$584,000	$100,000	$470	($435,116)	$249,354
Stock Redemption				($ 63,000)	($ 63,000)
Net income for the year				$104,305	$104,305
Balances – December 31, 2016	$584,000	$100,000	$470	($393,811)	$290,659

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Increase		$ 104,305
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 9,137	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	10,838	
Other - good faith deposit	4	
Non-customer registered representatives	6,195	
Accounts payable and accrued liabilities	4,338	
Total Adjustments		30,512
Net Cash Provided By Operating Activities		134,816
Cash Flows Used In Investing Activities:		
Acquisition of fixed assets		(0)
Net Increase in Cash		36,867
Cash at the Beginning of Year		173,805
Cash at the End of Year		$ 210,673
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 1,900
Income taxes		$ 758

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2015
(Continued)

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Subsequent Events:

The Company did not have any other subsequent events through February 24, 2017, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2016.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending

December 31, 2015. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through First Clearing, whereby First Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement is seven years. Under specific terms of the agreement, First Clearing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

All uncollectible customer receivables are netted against commissions payable to the Company.

The Company maintains a margin account with First Clearing through which it executes its own principal trading activities.

Under such agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	758
Total	$ 758

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2016, the Company has the following net operating loss carry-forward amounts:

Years of Loss Expiration	Federal	Connecticut
2021	96,837	-
2022	201,688	141,105
2024	54,140	62,455
2025	4,428	6,736
2027	15,372	6,261
2028	35,727	28,697
2029	47,872	32,651
2030	21,423	14,519
2032	143,186	95,737
2034	478,957	310,797
	$ 1,099,630	$ 698,958

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2015, the Company must maintain "net capital" as defined in the Rule equal to the greatest of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2016, the Company had net capital of $162,345, which was $112,345 in excess of the minimum requirement.

Note 6 - Commitments and Leases:

The Company agreed to a third amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the third amendment is from February 28, 2013 through February 28, 2018. The lease agreement calls for monthly payments of $11,025 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total basic rent expense for the Boston location was $152,040 for year ended December 31, 2016. Rent expense also included added miscellaneous storage costs and related utilities.

The Glastonbury office lease was terminated in December 2015 for an effective date of January 16, 2016. There was a refund in January 2016 for $4,634.28.

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 100% of the available 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by shareholders of the Company. Rent expense was $72,000 for the year ended December 31, 2016. The Company pays for all utilities, which are included in rent expense, plus basic improvements, as needed.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2016, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 160,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 44,200 shares issued and outstanding. Common stock had no par value.

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company incurred $1,734 in advertising costs for the year ended December 31, 2016.

Note 11 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment. All unused property that is abandoned during the year is removed, along with the related accumulated depreciation, as of the end of the calendar year.

The components of property and equipment are as follows:

Computer Equipment	$ 69,192
Office furniture & fixtures	39,868
Improvements	85,505
Subtotal	194,565
Less: Accumulated Depreciation	98,965
Total	$ 95,600

Depreciation expense totaled $9,137 for the year ended December 31, 2016.

SCHEDULE 1

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

NET CAPITAL:

Stockholders' Equity		$ 290,659
Less: Non-allowable assets -		
Advances to registered representatives	$ (32,714)	
Furniture and equipment	(95,600)	
Total Non-allowable assets		(128,314)
Net Capital before Haircuts on Securities Positions		162,345
Haircuts on trading securities		-
Net Capital		$ 162,345
Less: Net capital requirement (greater of $23,268, 6 2/3% of aggregate indebtedness of $352,559 or $50,000)		50,000
Net Capital in Excess of Requirement		$ 112,345

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 162,345
Adjustments:	
Rounding	0
Total Adjustments	0
Net Capital Per Above	$ 162,345

SCHEDULE 2

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2016

Total Liabilities	$	352,559
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	352,559

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (Unaudited) FOCUS report	$	352,559
Adjustments:		
None		-
Aggregate Indebtedness	$	352,559

SCHEDULE 3

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2016

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the Exempted Provision Section (k)(2)(ii).

Appendix A

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

February 24, 2017

Board of Directors

Coburn & Meredith, Inc.

One Old Mill Line

Simsbury, Connecticut 06070

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Coburn & Meredith, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Coburn & Meredith, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) Coburn & Meredith, Inc. stated that Coburn & Meredith, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coburn & Meredith, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coburn & Meredith, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

COBURN & MEREDITH, INC.
Investment • Insurance • Financial Planning

Established 1934

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k)(2)(ii) for December 31, 2016

Dear Mr. Richardson,

Please be advised that Coburn & Meredith, Inc. (C&M) has complied with Exemption Rule 15c3-3 (k)(2)(ii), for the period of January 1, 2016 through December 31, 2016. C&M did not hold customer securities or funds at any time during this period. C&M's past business has been of similar nature and has complied to this exemption.

Elizabeth Derway, CCO, CFO, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Elizabeth Derway has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected C&M compliance with this exemption.

Sincerely,

Elizabeth C. Derway
CCO, CFO

ONE OLD MILL LANE • SIMSBURY, CT 06070 • (860) 522-7171 • (800) 821-6665 • FAX (860) 408-9519

265 FRANKLIN STREET, 18th FLOOR • BOSTON, MA 02110-3113 • (617) 896-3100 • (800) 834-2439 • FAX (617) 737-8126

Appendix B

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors

Coburn & Meredith, Inc.

One Old Mill Line

Simsbury, Connecticut 06070

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT OM SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Coburn & Meredith, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Coburn & Meredith, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Coburn & Meredith, Inc.'s management is responsible for Coburn & Meredith, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $4,362.00.

2. Compared audited Total Revenue for the period of January 1, 2016 through the December 31, 2016 (calendar year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting a difference of 0.00.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Coburn & Meredith, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 24, 2017